

Pernod Ricard

82-3541

SUPPL

DF/Lettres2005/143.2005



SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

11th of May 2005



For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD

PROCESSED
JUN 08 2005
THOMSON
FINANCIAL



Pernod Ricard

PRESS RELEASE

Paris, France **11 May 2005**

2005 1st quarter net sales
All premium brands remain well positioned

- **Wine & Spirits net sales: (+8.4% organic growth, +6.4% excluding bulk sales)**
- **Continued premiumisation of brands portfolio**
- **Asia/Rest of World: growth driver for the quarter**

Pernod Ricard **Wine & Spirits net sales**, excluding duties and taxes, amounted to € 753 million for the 1st quarter ending 31 March 2005, up 7% over the same period last year (€ 704 million). This very favourable growth resulted from the following factors:

- Organic growth: +6.4% (excluding bulk net sales)
- Significant bulk spirits net sales (impact +2.0%)
- Weak forex impact (- € 7.8 million = -1.1%)
- Insignificant structure impact (- € 2.2 million = -0.3%)

Continued premiumisation of brands portfolio
For the 1st quarter of 2005, the 12 key brands posted +3% volume growth and +9% value growth. This strong progression by premium brands explains the +6% favourable price/mix effect on our sales: thus, Chivas Regal progressed by +18%, while Martell and Jameson rose by +10% at the same time. In addition, the remarkable performances of Jacob's Creek (+16%), Havana Club (+11%) and Ramazzotti (+31%) should also be highlighted.

Remarkable start of year for Asia/ Rest of World: +18.5% organic growth
The Chinese New Year was a major success for Chivas and Martell. China has become the most important market for the Chivas Regal brand, while Martell Cordon Bleu confirmed its superb dynamic performance (volumes +37%) in this region. India with Royal Stag (+36%) and Thailand with 100 Pipers (+50%) also contributed to the strong growth in this region, with the only exceptions being Japan and more recently Taiwan, both of which experienced difficult market conditions.

Contrasting situation in the Americas: -0.6% organic growth
Organic growth in the United States amounted to -1.8%. Seagram's Gin volumes were significantly down (-18%), with 2004 1st quarter volumes having been impacted by an increase in net sales. This negative technical impact masks the underlying good growth of Jameson and The Glenlivet as well as the confirmation of the recovery of Martell and Chivas Regal.

In South America, sales continued on the same very favourable trend as observed in 2004. Venezuela distinguished itself thanks to Chivas Regal, Something Special and 100 Pipers sales, while the growth in Havana Club sales remained sustained, particularly in Cuba.

+7.6% organic growth in Europe (excluding France) (+13.2% bulk spirits sales included)
Europe experienced, in the 1st quarter of 2005 a sustained growth in sales. The United Kingdom, with Jacob's Creek (+45%), Germany with Ramazzotti and Havana Club, and Eastern Europe with Chivas all achieved good growth, partly explained by technical impacts (increased Ramazzotti sales in Germany and an increase in excise taxes in Greece). Both the Irish and Italian markets experienced a difficult quarter.

Contraction in France: -6.4% organic growth
The aniseeds market remains very poorly positioned at the beginning of 2005. Ricard and Pastis 51 experienced significant reversals in fortune (accentuated by conflicts with certain distributors). In a market that overall remains difficult for Pernod Ricard, Havana Club rum (+12%) and Zubrowka (+31%) and Wyborowa (+21%) vodkas posted very satisfactory performances.

Group consolidated sales (excluding duties and taxes)
Pernod Ricard Group reported 2005 1st quarter consolidated net sales of € 765 million, compared to € 726 million for the same period last year. Non-strategic activity sales now only account for 1.5% of Group net sales following the disposal of CFPO and Marmande.

Outlook
Regulatory constraints relating to the Allied Domecq offer prevent the Group from issuing a growth guidance, as it ordinarily does.
In the words of Patrick Ricard, Chairman and CEO: "*Our performance for the 1st quarter of 2005 was very satisfactory, enabling me to anticipate significant organic operating profit growth for the 1st half of 2005.*"

Shareholders' agenda
Thursday morning, 28 July 2005: release of net sales for the 1st half of 2005

Change in financial year-end
The 1st quarter of 2005 represents the 5th quarter of the 2004-2005 financial period and the 3rd quarter of the 2004-2005 12-months pro-forma financial year. Corresponding figures are presented in the appendix.

For more information, please contact:

Francisco de la VEGA	**Patrick de BORREDON**	**Florence TARON**
Communications VP	Investor Relations VP	Press Relations Manager
Tel: +33 (0)1 41 00 40 96	Tel: +33 (0)1 41 00 41 71	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

Appendices (Q1 2005)*

Sales split as at 31 march 2005 (€ millions)

	Q1 2004		Q1 2005		Change		Organic growth		Forex impact		Perimeter impact	
Total Wine & Spirits	703.8	97%	752.9	98%	49.0	7.0%	59.0	8.4%	-7.8	-1.1%	-2.2	-0.3%
Total Other Business	21.9	3%	11.7	2%	-10.2	-46.4%	-3.4	-15.7%	0.0	0.1%	-6.7	-30.8%
Total Group	**725.7**	**100%**	**764.6**	**100%**	**38.9**	**5.4%**	**55.6**	**7.7%**	**-7.7**	**-1.1%**	**-9.0**	**-1.2%**

Wine & Spirits sales split as at 31 march 2005 (€ millions)

	Q1 2004		Q1 2005		Change		Organic growth		Forex impact		Perimeter impact	
Wine & Spirits France	118.5	17%	110.9	15%	-7.6	-6.4%	-7.5	-6.4%	0.0	0.0%	0.0	0.0%
Wine & Spirits Europe	254.8	36%	285.2	38%	30.4	11.9%	33.5	13.2%	-0.9	-0.3%	-2.2	-0.9%
Wine & Spirits Americas	147.0	21%	141.6	19%	-5.4	-3.7%	-0.9	-0.6%	-4.0	-2.7%	-0.5	-0.4%
Wine & Spirits Asia/ROW	183.5	26%	215.1	29%	31.6	17.2%	33.9	18.5%	-2.9	-1.6%	0.5	0.3%
Total Wine & Spirits	**703.8**	**100%**	**752.9**	**100%**	**49.0**	**7.0%**	**59.0**	**8.4%**	**-7.8**	**-1.1%**	**-2.2**	**-0.3%**

Volume Growth by key brands as at 31 march 2005

Volumes 2005/2004 (M c9L)	2005/2004	MAT
Chivas Regal	18%	14%
Jameson	10%	9%
The Glenlivet	-3%	7%
Martell	10%	8%
Havana Club	11%	7%
Amaro Ramazzotti	31%	15%
Jacob's Creek	16%	6%
Clan Campbell	-5%	2%
Wild Turkey	-1%	0%
Seagram Gin	-17%	-6%
Ricard	-12%	-7%
Pastis 51	-3%	-6%
12 Key Brands	**3%**	**2%**
Spirits	**2%**	**2%**
Branded Wine	**5%**	**2%**

Forex impact Wine & Spirits

		Forex impact M€	Forex impact %
US Dollar and ass. Currencies	USD	(5.9)	75%
USD	*USD*	*(3.7)*	*48%*
MYR, HKD, CNY	*Dev ass*	*(2.2)*	*28%*
Bolivar Venezuela	VEB	(0.8)	11%
Thai Bath	THB	(0.5)	7%
Indian Roupie	INR	(0.1)	2%
Australian Dollar	AUD	(0.8)	11%
Sterling Pound	GBP	(0.7)	9%
Other Currencies		1.1	-14%
Total		**(7.8)**	**100%**

* period from the 1st january 2005 to the 31th march 2005, first trimester of year 2005 and 5th trimester of present financial year

Accounting principles of forex sales:

15 months sales result from the sum of the two periods 1st january 2004 to 31 march 2004 (6 months) and 1st july 2004 to 31 march 2005 (9 months) respectively converted using the average FX rate relating to their period .

Quaterly figures are the difference between year to date data and cumulated data of the previous period.

Appendices (15 months and 9 months pro forma 2004/2005)

Sales split as at 31 march 2005 (€ millions)

	03/31/2005 15 months		03/31/2004 9 months pro forma		03/31/2005 9 months pro forma		Change		Organic growth		Forex impact		Perimeter impact	
Total Wine & Spirits	4,242.4	98%	2,626.3	97%	2,714.4	98%	88.0	3.4%	167.5	6.4%	-68.9	-2.6%	-10.6	-0.4%
Total Other Business	93.8	2%	76.2	3%	48.9	2%	-27.3	-35.8%	-8.0	-10.5%	0.0	-0.1%	-19.2	-25.2%
Total Group	**4,336.2**	**100%**	**2,702.6**	**100%**	**2,763.3**	**100%**	**60.7**	**2.2%**	**159.5**	**5.9%**	**-68.9**	**-2.5%**	**-29.9**	**-1.1%**

Wine & Spirits sales split as at 31 march 2005 (€ millions)

	03/31/2005 15 months		03/31/2004 9 months pro forma		03/31/2005 9 months pro forma		Change		Organic growth		Forex impact		Perimeter impact	
Wine & Spirits France	690.5	16%	430.8	16%	420.6	15%	-10.2	-2.4%	-9.8	-2.3%	0.0	0.0%	-0.4	-0.1%
Wine & Spirits Europe	1,679.0	40%	1,036.1	39%	1,093.5	40%	57.4	5.5%	63.8	6.2%	2.7	0.3%	-9.1	-0.9%
Wine & Spirits Americas	895.3	21%	583.5	22%	570.6	21%	-12.9	-2.2%	34.8	6.0%	-46.0	-7.9%	-1.7	-0.3%
Wine & Spirits ROW	977.6	23%	575.9	22%	629.7	23%	53.8	9.3%	78.7	13.7%	-25.6	-4.4%	0.7	0.1%
Total Wine & Spirits	**4,242.4**	**100%**	**2,626.3**	**100%**	**2,714.4**	**100%**	**88.0**	**3.4%**	**167.5**	**6.4%**	**-68.9**	**-2.6%**	**-10.6**	**-0.4%**